June 13, 2025

Omeed Malik
Chief Executive Officer
GrabAGun Digital Holdings Inc.
214 Brazilian Avenue, Suite 200-J
Palm Beach, FL 33480

Marc Nemati
President and Chief Executive Officer
Metroplex Trading Co LLC
200 East Beltline Road, Suite 403
Coppell, TX 75019

       Re: GrabAGun Digital Holdings Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed June 2, 2025
           File No. 333-286021
Dear Omeed Malik and Marc Nemati:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed June 2, 2025 Background of the Business Combination, page 106

1. We note your revised disclosure in response to prior comment 3. Please clarify whether Michael Seifert and Omeed Malik have direct experience and/or knowledge about the firearms industry.
 June 13, 2025
Page 2

Guideline Financial Analysis
GrabAGun Information, page 118

2.     We note your revised disclosure in response to prior comment 6, including your
       statement that " the Colombier Board did not determine that there was a need to
       change the Colombier Board   s recommendation that Colombier
shareholders approve
       the Merger Agreement and proposed transactions comprising the Business Combination." Please revise to explain why the Colombier Board did not consider
       whether there was a need to change its recommendation, whether the Board expects to meet to make a determination or recommendation before the business combination, and if not, why not.
Information about GrabAGun, page 185

3. We note that you have provided certain information for the twelve months ended
       March 31, 2025. Please revise the various metrics presented on pages 187 and 197 to also present information for the three month period ended March 31, 2025.
       Additionally, on page 185, where you state that you had "positive net income for both periods," please revise to include the net income amount for each of the three month periods ended March 31, 2025 and 2024.
General

4. We note your Form 425 filed May 30, 2025, which includes a transcript of the narrative of a video posted to YouTube on May 29, 2025, and includes the following statement "[b]anks have dropped gun companies with zero warning.
Insurance
       companies cancel policies the second they hear FFL. Credit card processors have been bullied into tracking gun sales using merchant codes." Please revise your risk factor disclosure, as necessary, to address any material risks associated with the ability of
       GrabAGun to obtain, and retain, banking, insurance, payment processing or any other services necessary to its business due to the nature of its business. Please contact Scott Stringer at 202-551-3272 or Suying Li at
202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Meredith Laitner
      Spencer G. Feldman